Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——         Name and Address of Company

Caledonia Mining Corporation (the “Company”)
36 Toronto Street, Suite 1000
Toronto, Ontario
M5C 2C5

ITEM 2 ——         Date of Material Change

January 28, 2014

ITEM 3 ——         News Release

A News Release was disseminated on January 28, 2014 through Marketwired – Toronto, Ontario.

ITEM 4 ——         Summary of Material Change

New marketing arrangements require the sale of gold produced by the Blanket Mine to Fidelity Printers and Refiners, a company that is controlled by the Zimbabwean authorities.  This arrangement introduces a new credit risk to the operations of Blanket and Caledonia because Fidelity may not adhere to the stipulated payment terms for gold delivered.

ITEM 5 ——         Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

ITEM 6 ——         Reliance on Section 7.1(2) of National Instrument 51-102

N/A.

ITEM 7 ——         Omitted Information

N/A.

ITEM 8 ——         Executive Officer

For further information, please contact:
Mark Learmonth
T: +27 11 447 2499

ITEM 9 ——          Date of Report

January 29, 2014

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

New Marketing Arrangements for Gold Exports

January 28, 2014:  Caledonia Mining Corporation (“Caledonia”) announces new marketing arrangements for the gold produced from its 49 per cent owned subsidiary, the Blanket Mine (“Blanket”) in Zimbabwe.

In terms of new regulations introduced by the Zimbabwean Ministry of Finance, all gold produced in Zimbabwe must now be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities.  Fidelity is now responsible for the final refining and marketing of all gold produced in Zimbabwe.  Accordingly, all of Blanket’s production will be sold to Fidelity with immediate effect.  The sale of gold to Fidelity replaces Blanket’s previous refining and marketing arrangements.

Blanket’s terms of trade with Fidelity will result in Blanket receiving 98.5% of the value of the gold within a maximum of 7 days of sale to Fidelity.

Blanket today sold gold to Fidelity with a value in excess of $3.8 million and expects to receive the proceeds on January 29.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blythe Weigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3200	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751